UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The New York Times Company
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

650111107
(CUSIP Number)

May 29, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111107	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JHL Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,600,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 650111107	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JHL Capital Group Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,600,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,600,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,600,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 650111107	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JHL Capital Group Master Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) (See Item 4)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 650111107	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James H. Litinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) (See Item 4)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 650111107	SCHEDULE 13G	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

The New York Times Company

(b) Address of Issuer’s Principal Executive Offices

620 Eighth Avenue

New York, New York 10018

United States

Item 2.	(a) Name of Person Filing

The reporting persons are:

(i)   JHL Capital Group LLC ("JHL Capital Group");

(ii)  JHL Capital Group Master Fund L.P. ("Master Fund");

(iii) JHL Capital Group Master Fund GP Ltd. ("Master Fund GP"); and

(iv) James H. Litinsky ("Mr. Litinsky").

(b) Address of Principal Business Office, or, if none, Residence

The address for JHL Capital Group and Mr. Litinsky is 900 N. Michigan Avenue, Suite 1340, Chicago, IL 60611. The address for the Master Fund and the Master Fund GP is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c) Citizenship

JHL Capital Group is a limited liability company formed under the laws of the State of Delaware. Master Fund is a limited partnership formed under the laws of the Cayman Islands. Master Fund GP is an exempted company formed under the laws of the Cayman Islands. Mr. Litinsky is a citizen of the United States.

(d) Title of Class of Securities

Common Stock, $0.10 par value (the “Common Stock”)

(e) CUSIP No.:

650111107

CUSIP No. 650111107	SCHEDULE 13G	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 650111107	SCHEDULE 13G	Page 8 of 10 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

The Master Fund beneficially owns 7,600,000 shares of the Common Stock of The New York Times Company.

The Master Fund GP is General Partner of the Master Fund. Accordingly, the Master Fund GP may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund. JHL Capital Group is the investment manager for the Master Fund and has been granted investment discretion over the portfolio investments of the Master Fund including the Common Stock held by it. JHL Capital Group is also the 100% owner of the Master Fund GP. Accordingly, JHL Capital Group may be deemed to be the beneficial owner of the shares of Common Stock reported herein by the Master Fund. Mr. Litinsky holds a controlling interest in JHL Capital Group and serves as its Managing Member, as well as Director of the Master Fund and the Master Fund GP. Accordingly, Mr. Litinsky may be deemed to beneficially own the same number of shares of Common Stock reported herein by the Master Fund.

Notwithstanding the foregoing, the Master Fund GP and Mr. Litinsky disclaim beneficial ownership of any securities covered by this Schedule 13G.

(b) Percent of Class: See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: See Item 4(a) above

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 650111107	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2013

JHL Capital Group, LLC, a Delaware limited liability company

By:	James H. Litinsky
	Name:	James H. Litinsky
	Title:	Managing Member

JHL CAPITAL GROUP MASTER FUND L.P., a Cayman Islands limited partnership
By: JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company, its General Partner

By:	James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

By:	James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

By:	James H. Litinsky
	Name:	James H. Litinsky

CUSIP No. 650111107	SCHEDULE 13G	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 29th day of May 2013.

Dated: May 29, 2013

JHL Capital Group, LLC, a Delaware limited liability company

By:	James H. Litinsky
	Name:	James H. Litinsky
	Title:	Managing Member

JHL CAPITAL GROUP MASTER FUND L.P., a Cayman Islands limited partnership
By: JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company, its General Partner

By:	James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

JHL CAPITAL GROUP MASTER FUND GP LTD., a Cayman Islands exempted company

By:	James H. Litinsky
	Name:	James H. Litinsky
	Title:	Director

By:	James H. Litinsky
	Name:	James H. Litinsky